Exhibit 1

Media Relations Jorge Pérez (52-81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendón (52-81) 8888-4256 ir@cemex.com	Analyst Relations Luis Garza (52-81) 8888-4136 ir@cemex.com

CEMEX ANNOUNCES PARTICIPATION IN A CEMENT PLANT PROJECT IN PERU

Monterrey, Mexico. April 8, 2010 – CEMEX, S.A.B. de C.V. (BMV: CEMEX.CPO) confirmed today that the investment company Blue Rock Cement Holdings, S.A. (Blue Rock), will invest in a cement project in Peru. CEMEX, which agreed to participate as a minority investor in Blue Rock, will assist in the development, building, and operation of the plant.

Fernando Gonzalez, CEMEX Executive Vice President of Planning and Finance said, “Our participation in this project will allow us to enhance our footprint in the attractive Peruvian market, and will complement our business portfolio in the region.”

Blue Rock’s project consists of the construction of a new cement plant with an initial production capacity of 1 million metric tons per year. The plant is expected to be completed in early 2013 with a total investment of around US$230 million. The construction industry in Peru has seen sustained annual growth of over 10% in the past years, which makes Peru an attractive market.

CEMEX agreed to contribute an investment of up to US$100 million into the share capital of Blue Rock, for a minority stake. This investment falls under permitted terms under CEMEX’s debt financing agreements.

CEMEX is a global building materials company that provides high-quality products and reliable service to customers and communities in more than 50 countries throughout the world. CEMEX has a rich history of improving the well-being of those it serves through its efforts to pursue innovative industry solutions and efficiency advancements and to promote a sustainable future. For more information, visit www.cemex.com.

###

This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of CEMEX to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CEMEX does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy, and various other factors. CEMEX assumes no obligation to update or correct the information contained in this press release.